BIOMODA, INC.
609 Broadway NE, #215
Albuquerque, New Mexico 87102

November 7, 2011

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Scot Foley, Esq.

Re:	Biomoda, Inc.
Registration Statement on Form S-1
File No. 333-171718

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Biomoda, Inc. (the “Company”) respectfully requests the withdrawal of its registration statement on Form S-1 (File No. 333-171718), filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2011, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because current market conditions make proceeding with this offering unattractive. No securities have been sold with respect to the offering contemplated by the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Thomas A. Rose, counsel to the Company, at the following fax number: (212) 930-9725. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Thomas A. Rose at (212) 930-9700.

BIOMODA, INC.

By: /s/ MARIA ZANNES
Name: Maria Zannes
Title: Chief Executive Officer